SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Kura Sushi USA, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

501270102

(CUSIP Number)

December 31, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501270102	Schedule 13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS Jerry N. Carr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON IN

(1)	These shares are jointly held by Mr. Carr and his spouse (also a reporting person on this Schedule 13G), with whom he shares voting and investment power over the shares.

CUSIP No. 501270102	Schedule 13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS Rebecca C. Carr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON IN

(2)	These shares are jointly held by Ms. Carr and her spouse (also a reporting person on this Schedule 13G), with whom she shares voting and investment power over the shares.

CUSIP No. 501270102	Schedule 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

Kura Sushi USA, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17461 Derian Avenue, Suite 200

Irvine, California 92614.

Item 2(a).	Name of Person Filing:

Jerry N. Carr and Rebecca C. Carr (each, a “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

19422 Meta Road

P.O. Box 2579

Cornelius, NC 28031

Item 2(c).	Citizenship:

For each Reporting Person: United States of America

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.001 per share (the “Class A Common”).

Item 2(e).	CUSIP Number:

501270102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

a)	Amount beneficially owned: As of December 31, 2023, the Reporting Persons beneficially owned through a joint account 600,000 shares of Class A Common.

b)

Percent of class: The percentages used in this Schedule 13G are calculated based upon 10,163,104 shares of Class A Common outstanding as of December 28, 2023, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2024. Therefore, each of the Reporting Persons may deemed to beneficially own 5.9% of the outstanding shares of the Class A Common.

c)	Number of shares as to which the person has:

For each Reporting Person:

1)	Sole power to vote or to direct the vote: 0 shares

2)	Shared power to vote or to direct the vote: 600,000 shares

3)	Sole power to dispose or to direct the disposition of: 0 shares

4)	Shared power to dispose or to direct the disposition of: 600,000 shares

CUSIP No. 501270102	Schedule 13G	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the undersigned Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 501270102	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024
/s/ JERRY N. CARR
Jerry N. Carr
/s/ REBECCA C. CARR
Rebecca C. Carr

CUSIP No. 501270102	Schedule 13G	Page 7 of 7

Index to Exhibits

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 on Schedule 13G filed by the Reporting Persons with the SEC on February 4, 2022)